October 5, 2018

James R. Fitterling
Chief Executive Officer
Dow Holdings Inc.
2211 H.H. Dow Way
Midland, Michigan 48674

       Re: Dow Holdings Inc.
           Form 10-12B
           Filed September 7, 2018
           File No. 001-38646

Dear Mr. Fitterling:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-12B filed September 7, 2018

General

1. We note that you have filed Form 10 to effect the spin-off transaction of
       DowDuPont Inc.'s material science business. Staff Legal Bulletin No. 4 states that with regard to a spin-off transaction involving a non-reporting subsidiary, "the parent provides adequate information if, by the date it spins-off the securities... it gives its shareholders an information statement that describes the spin-off and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C under the Exchange Act; and the subsidiary registers the spun-off securities under the Exchange Act." Please provide us with a detailed legal analysis explaining how this requirement was satisfied.
 James R. Fitterling
FirstName LastNameJames R. Fitterling
Dow Holdings Inc.
Comapany 2018
October 5, NameDow Holdings Inc.
October 5, 2018 Page 2
Page 2
FirstName LastName
Exhibit 99.1
Information Statement Summary, page 6

2.       We note you present pro forma operating EBIT and pro forma operating
EBITDA on
         pages 1 and 65 without presenting the most directly comparable GAAP measure. The current presentations give greater prominence to non-GAAP financial measures and appear to be inconsistent with Question 102.10 of the updated Compliance and Disclosure
         Interpretations related to Non-GAAP Financial Measures issued on May 17, 2016. To the extent you present non-GAAP financial measures, please also present the most directly comparable GAAP measure, pro forma net income (loss), and provide a cross-reference to related reconciliations.
3. Please revise to ensure that the information you include in your summary is balanced. To the extent that you cite competitive strengths in your summary, please review each one and revise as necessary to provide balanced information. By way of example and not limitation, the substantial indebtedness to be incurred in connection with the spin-off and the benefits associated with DowDuPont's size, brand, reputation, and purchasing power that will be lost following the spin-off should be featured prominently
Unaudited Pro Forma Combined Financial Information, page 55

4. Please disclose the specific nature of the costs previously assigned to Dow AgCo and
         Dow SpecCo that did not meet the definition of discontinued operations in accordance with ASC 205-20 and more fully explain how and why you expect to significantly reduce these costs in the future.
5. In prior correspondence you indicated that historical financial statements of ECP would not be required under Rule 3-05 of Regulation S-X based on the level of ECP's significance. Please tell us how you determined ECP's significance. To the extent you determined significance without adjusting Dow's historical financial statements for the pending disposals that will be presented as discontinued operations, please explain how and why you believe your determination is appropriate.
3. Adjustments to Pro Forma Statements of Income, page 60

6. In regard to Adjustment A, please expand your footnote to quantify and clarify the specific costs being eliminated and explain how you determined these costs are directly attributable to the transactions being reflected in the pro forma financial statements.


7. In regard to Adjustment A, please expand your footnote to quantify the costs associated with change in control provisions and severance for certain employee agreements and explain how you determined these costs are directly attributable to the transactions being reflected in the pro forma financial statements.
 James R. Fitterling
FirstName LastNameJames R. Fitterling
Dow Holdings Inc.
Comapany 2018
October 5, NameDow Holdings Inc.
October 5, 2018 Page 3
Page 3
FirstName LastName
8. In regard to Adjustment E, please clarify the specific nature of the other income and expense related to the Dow Divested Assets.
9. Due to the acquisition of ECP during 2017, please explain why no pro forma adjustments to record additional depreciation and amortization related to the step-up in basis of property and intangible assets are required for the year ended December 31, 2017.
Notes to the Unaudited Pro Forma Combined Financial Statements
General, page 60

10. To the extent that you present multiple items in a single pro forma adjustment, please revise your footnotes to the pro forma combined statements of income to reconcile each of the components comprising the adjustment to the adjustment reflected in the pro forma financial statement.
The Business, page 65

11. Please include disclosure regarding the sources and availability of raw materials required by your business. Please see Item 101(c)(iii) of Regulation S-K. Legal Proceedings, page 84

12. Please tell us why you believe a roll-forward of claims data associated with the breast implant liability is not required.
Supplemental Pro Forma Segment Results, page 88

13. We note that you intend to have six business units that will be included in three operating segments. Please more fully explain to us how you determined that the six business units are not operating segments or how you determined it is appropriate to aggregate the six business units into three segments. In this regard, it appears to us that the Coatings
         & Performance Monomers and Consumer Solutions business units were in separate reportable segments in the Historical Dow Chemical financial statements prior to the merger. To the extent operating segments will be aggregated, please explain how you meet the criteria under ASC 280-10-50-11.
14. Please reconcile your tabular presentations of Adjusted Significant Items disclosed here with related amounts disclosed and discussed in MD&A.

Exclusive Forum, page 155

15. Please revise your risk factors section to discuss the risks related to your intended exclusive forum clause.
 James R. Fitterling
Dow Holdings Inc.
October 5, 2018
Page 4
Exhibits 99.2 and 99.3
Historical Financial Statements, page F-1

16. We note that Dow Chemical is now a wholly-owned subsidiary of DowDuPont. Please explain how you determined that no additional costs are required to be allocated to the historical financial statements of Dow Chemical based on the provisions of SAB Topic
         1:B.
17. Refer to Note 13. We note you recorded a goodwill impairment charge for the Coatings
         & Performance Monomers reporting unit of $1,491 million in the fourth quarter of 2017.
         Please more fully disclose and discuss the specific facts and circumstances that resulted in the impairment, including the differences between the significant assumptions and estimates you used to determine the estimated fair value of this reporting unit in your 2017 and 2016 annual reviews. Tell us if you performed any interim impairment tests between your 2016 and 2017 annual impairment tests and explain why or why not.
18. Refer to Note 25. Based on the planned transactions, it is not clear to us how you determined you operate in one segment. It appears to us it would be meaningful to shareholders to provide segment disclosures based on product groups. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or
Anne
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at
(202) 551-7844 or Amanda Ravitz, Assistant Director, at (202) 551-3412 with any other questions.



                                                              Sincerely,
FirstName LastNameJames R. Fitterling
                                                              Division of
Corporation Finance
Comapany NameDow Holdings Inc.
                                                              Office of
Manufacturing and
October 5, 2018 Page 4                                        Construction
FirstName LastName